UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

111, INC.

(Name of Issuer)

Class A ordinary shares, $0.00005 par value per share

Class B ordinary shares, $0.00005 par value per share

(Title of Class of Securities)

68247Q 102**

(CUSIP Number)

Gang Yu Xiaomei Michelle Song Infinity Cosmo Limited Junling Liu Sunny Bay Global Limited	6 Dimensions Capital, L.P. 6 Dimensions Affiliates Fund, L.P. 6 Dimensions Capital GP, LLC Lianyong Chen	ClearVue YW Holdings, Ltd. ClearVue Partners, L.P. ClearVue Partners GP, L.P. ClearVue Partners Ltd. Harry Chi Hui
c/o 3-5/F, No. 295 ZuChongZhi Road Pudong New Area, Shanghai, 201203 People’s Republic of China	Unit 6706, 67/F, The Center, 99 Queen’s Road Central, Central, Hong Kong	Unit 2, 9 Floor, Wheelock Square, No.1717, West Nanjing Road, Jingan District, Shanghai 200040, China

Telephone: +86-21-2053-6666	Telephone:+852-2805-1500	Telephone: +86-21-5031-8996
Zall Capital Limited Zhi Yan	Tongyi Investment Holdings Limited Monarch Investment Holdings Limited Harvest Management Holdings Limited Zhenxiang Huo	First Pharmacia International BVCF Realization Fund, L.P. BVCF Realization Fund GP, Ltd. Zhi Yang
Room 2101, 21/F, Two Exchange Square, Central, Hong Kong	Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands	190 Elgin Avenue, George Town, Grand Cayman KY1-9008 Cayman Islands
Telephone: +852-3153-5809	Telephone: +86-10-83700288	Telephone: +86-21-6315-1313
J.P. Morgan Trust Company of Delaware as trustee of Hodge Mountain 2020 Irrevocable Trust		Allied China Investment Limited Beijing Xinzhongli Meixin Equity Investment Center (Limited Partnership) Beijing Xinzhongli Equity Investment Management Co., Ltd.
500 Stanton Christiana Road, Newark, DE 19713, United States of America		Unit 2308, 23/F, Tower A Pingan IFC, 01-03 Xinyuannanlu, Chaoyang District, Beijing 100027, China
Telephone: +1 302 634 2067		Telephone: +86 10 85550508

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 27, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	CUSIP number 68247Q 102 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “YI.” Each ADS represents two Class A ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 68247Q 102	Schedule 13D/A	Page 1 of 28 Pages

1	NAME OF REPORTING PERSONS Sunny Bay Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,000,000 Class B ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,000,000 Class B ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000 Class B ordinary shares(1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0% of the total outstanding Class B ordinary shares(2) 21.4% of the total outstanding share capital(2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents 36,000,000 Class B ordinary shares directly held by Sunny Bay Global Limited, a company incorporated in the British Virgin Islands. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share on all matters submitted to them for vote.

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

CUSIP No. 68247Q 102	Schedule 13D/A	Page 2 of 28 Pages

1	NAME OF REPORTING PERSONS Junling Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,000,000 Class B ordinary shares(1) 1,131,134 Class A ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,000,000 Class B ordinary shares(1) 1,131,134 Class A ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000 Class B ordinary shares(1) 1,131,134 Class A ordinary shares(1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0% of the total outstanding Class B ordinary shares(2) 22.1% of the total outstanding share capital(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

1.	Represents (i) 1,131,134 Class A ordinary shares directly held by Mr. Junling Liu, and (ii) 36,000,000 Class B ordinary shares directly held by Sunny Bay Global Limited, a company incorporated in the British Virgin Islands. Sunny Bay Global Limited is wholly owned by Mr. Junling Liu.

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

CUSIP 68247Q 102	Schedule 13D/A	Page 3 of 28 Pages

1	NAME OF REPORTING PERSONS Infinity Cosmo Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 68247Q 102	Schedule 13D/A	Page 4 of 28 Pages

1	NAME OF REPORTING PERSONS Xiaomei Michelle Song
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 68247Q 102	Schedule 13D/A	Page 5 of 28 Pages

1	NAME OF REPORTING PERSONS Gang Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,000,000 Class B ordinary shares(1) 57,049 Class A ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,000,000 Class B ordinary shares(1) 57,049 Class A ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000 Class B ordinary shares(1) 57,049 Class A ordinary shares(1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0% of the total outstanding Class B ordinary shares(2) 21.5% of the total outstanding share capital(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

1.	Represents (i) 57,049 Class A shares and (ii) 36,000,000 Class B ordinary shares held by Mr. Gang Yu.

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

CUSIP 68247Q 102	Schedule 13D/A	Page 6 of 28 Pages

1	NAME OF REPORTING PERSONS 6 Dimensions Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,883,600 Class A ordinary shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,883,600 Class A ordinary shares(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,883,600 Class A ordinary shares(1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% of the total outstanding Class A ordinary shares(2) 4.1% of the total outstanding share capital(2)
14		TYPE OF REPORTING PERSON (See Instructions) PN

1.	Represents 6,883,600 Class A Ordinary Shares represented by 3,441,800 ADSs directly held by 6 Dimensions Capital, L.P., an exempted limited partnership organized and existing under the laws of Cayman Islands.

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

CUSIP No. 68247Q 102	Schedule 13D/A	Page 7 of 28 Pages

1	NAME OF REPORTING PERSONS 6 Dimensions Affiliates Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 362,294 Class A ordinary shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 362,294 Class A ordinary shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 362,294 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% of the total outstanding Class A ordinary shares(2) 0.2% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

1.	Represents 362,294 Class A Ordinary Shares represented by 181,147 ADSs directly held by 6 Dimensions Affiliates Fund, L.P., an exempted limited partnership organized and existing under the laws of Cayman Islands.

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

CUSIP 68247Q 102	Schedule 13D/A	Page 8 of 28 Pages

1	NAME OF REPORTING PERSONS 6 Dimensions Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,245,894 Class A ordinary shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,245,894 Class A ordinary shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,245,894 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% of the total outstanding Class A ordinary shares(2) 4.3% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents (i) 6,883,600 Class A Ordinary Shares represented by 3,441,800 ADSs directly held by 6 Dimensions Capital, L.P.; and (ii) 362,294 Class A Ordinary Shares represented by 181,147 ADSs directly held by 6 Dimensions Affiliates Fund, L.P.. 6 Dimensions Capital GP, LLC is the general partner of both 6 Dimensions Capital, L.P. and 6 Dimensions Affiliates Fund, L.P. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by them.

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

CUSIP 68247Q 102	Schedule 13D/A	Page 9 of 28 Pages

1	NAME OF REPORTING PERSONS Lianyong Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,265,894 Class A ordinary shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,265,894 Class A ordinary shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,265,894 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% of the total outstanding Class A ordinary shares(2) 4.3% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

1.	Represents (i) 6,883,600 Class A Ordinary Shares represented by 3,441,800 ADSs directly held by 6 Dimensions Capital, L.P.; (ii) 362,294 Class A Ordinary Shares represented by 181,147 ADSs directly held by 6 Dimensions Affiliates Fund, L.P.; and (iii) 20,000 Class A ordinary shares held by Dr. Lian Yong Chen. 6 Dimensions Capital GP, LLC is the general partner of both 6 Dimensions Capital, L.P. and 6 Dimensions Affiliates Fund, L.P. Dr. Lianyong Chen is the largest shareholder of and controls 6 Dimensions Capital GP, LLC. Dr. Chen may be deemed to beneficially own Class A ordinary shares represented by ADSs directly held by 6 Dimensions Capital, L.P. and 6 Dimensions Affiliates Fund, L.P..

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

CUSIP No. 68247Q 102	Schedule 13D/A	Page 10 of 28 Pages

1	NAME OF REPORTING PERSONS ClearVue YW Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,847,256 Class A ordinary shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,847,256 Class A ordinary shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,847,256 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% of the total outstanding Class A ordinary shares(2) 9.4% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents 15,847,256 Class A ordinary shares represented by 7,923,628 ADSs directly held by ClearVue YW Holdings, Ltd..

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

CUSIP No. 68247Q 102	Schedule 13D/A	Page 11 of 28 Pages

1		NAME OF REPORTING PERSONS ClearVue Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,848,264 Class A ordinary shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,848,264 Class A ordinary shares(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,848,264 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% of the total outstanding Class A ordinary shares(2) 9.4% of the total outstanding share capital(2)
14		TYPE OF REPORTING PERSON (See Instructions) PN

1.	Represents 15,848,264 Class A ordinary shares represented by 504 ADSs directly held by ClearVue Partners, L.P. and 7,923,628 ADSs directly held by ClearVue YW Holdings, Ltd.. ClearVue Partners, L.P. owns 100% of the equity interest in ClearVue YW Holdings, Ltd. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by ClearVue YW Holdings, Ltd..

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

CUSIP No. 68247Q 102	Schedule 13D/A	Page 12 of 28 Pages

1		NAME OF REPORTING PERSONS ClearVue Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2€	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,848,264 Class A ordinary shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,848,264 Class A ordinary shares(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,848,264 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% of the total outstanding Class A ordinary shares(2) 9.4% of the total outstanding share capital(2)
14		TYPE OF REPORTING PERSON (See Instructions) PN

1.	Represents 15,848,264 Class A ordinary shares represented by 504 ADSs directly held by ClearVue Partners, L.P. and 7,923,628 ADSs directly held by ClearVue YW Holdings, Ltd.. ClearVue Partners, L.P. owns 100% of the equity interest in ClearVue YW Holdings, Ltd. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by ClearVue YW Holdings, Ltd.. ClearVue Partners GP, L.P. is the general partner of ClearVue Partners, L.P. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by ClearVue Partners, L.P. and Class A Ordinary Shares represented by ADSs directly held by ClearVue YW Holdings, Ltd..

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

CUSIP No. 68247Q 102	Schedule 13D/A	Page 13 of 28 Pages

1		NAME OF REPORTING PERSONS ClearVue Partners Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,848,264 Class A ordinary shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,848,264 Class A ordinary shares(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,848,264 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% of the total outstanding Class A ordinary shares(2) 9.4% of the total outstanding share capital(2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents 15,848,264 Class A ordinary shares represented by 504 ADSs directly held by ClearVue Partners, L.P. and 7,923,628 ADSs directly held by ClearVue YW Holdings, Ltd.. ClearVue Partners, L.P. owns 100% of the equity interest in ClearVue YW Holdings, Ltd. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by ClearVue YW Holdings, Ltd.. ClearVue Partners GP, L.P. is the general partner of ClearVue Partners, L.P.. ClearVue Partners Ltd. is the general partner of ClearVue Partners GP, L.P. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by ClearVue Partners, L.P. and Class A Ordinary Shares represented by ADSs directly held by ClearVue YW Holdings, Ltd..

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

CUSIP No. 68247Q 102	Schedule 13D/A	Page 14 of 28 Pages

1		NAME OF REPORTING PERSONS Harry Chi Hu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2€	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,848,264 Class A ordinary shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,848,264 Class A ordinary shares(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,848,264 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% of the total outstanding Class A ordinary shares(2) 9.4% of the total outstanding share capital(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

1.	Represents 15,848,264 Class A ordinary shares represented by 504 ADSs directly held by ClearVue Partners, L.P. and 7,923,628 ADSs directly held by ClearVue YW Holdings, Ltd.. ClearVue Partners, L.P. owns 100% of the equity interest in ClearVue YW Holdings, Ltd. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by ClearVue YW Holdings, Ltd.. ClearVue Partners GP, L.P. is the general partner of ClearVue Partners, L.P.. ClearVue Partners Ltd. is the general partner of ClearVue Partners GP, L.P.. Harry Chi Hu owns 60% of the equity interests in ClearVue Partners Ltd. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by ClearVue Partners, L.P. and Class A Ordinary Shares represented by ADSs directly held by ClearVue YW Holdings, Ltd..

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

CUSIP No. 68247Q 102	Schedule 13D/A	Page 15 of 28 Pages

1		NAME OF REPORTING PERSONS Zall Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,862,375 Class A ordinary shares(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,862,375 Class A ordinary shares(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,862,375 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% of the total outstanding Class A ordinary shares(2) 1.7% of the total outstanding share capital(2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents 2,862,375 Class A ordinary shares (including 2,862,374 Class A Ordinary Shares represented by 1,431,187 ADSs) directly held by Zall Capital Limited.

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

CUSIP No. 68247Q 102	Schedule 13D/A	Page 16 of 28 Pages

1		NAME OF REPORTING PERSONS Zhi Yan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,862,375 Class A ordinary shares(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,862,375 Class A ordinary shares(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,862,375 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% of the total outstanding Class A ordinary shares(2) 1.7% of the total outstanding share capital(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

1.	Represents 2,862,375 Class A ordinary shares (including 2,862,374 Class A Ordinary Shares represented by 1,431,187 ADSs) directly held by Zall Capital Limited. Mr. Zhi Yan is the sole shareholder and sole director of Zall Capital Limited and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by Zall Capital Limited.

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

CUSIP No. 68247Q 102	Schedule 13D/A	Page 17 of 28 Pages

1		NAME OF REPORTING PERSONS Tongyi Investment Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,155,634 Class A ordinary shares(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,155,634 Class A ordinary shares(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,155,634 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% of the total outstanding Class A ordinary shares(2) 1.3% of the total outstanding share capital(2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents 2,155,634 Class A ordinary shares represented by 1,077,817 ADSs directly held by Tongyi Investment Holdings Limited.

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

CUSIP No. 68247Q 102	Schedule 13D/A	Page 18 of 28 Pages

1		NAME OF REPORTING PERSONS Monarch Investment Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,155,634 Class A ordinary shares(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,155,634 Class A ordinary shares(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,155,634 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% of the total outstanding Class A ordinary shares(2) 1.3% of the total outstanding share capital(2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents 2,155,634 Class A ordinary shares represented by 1,077,817 ADSs directly held by Tongyi Investment Holdings Limited. Monarch Investment Holdings Limited is the sole shareholder of Tongyi Investment Holdings Limited and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by Tongyi Investment Holdings Limited.

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

CUSIP No. 68247Q 102	Schedule 13D/A	Page 19 of 28 Pages

1		NAME OF REPORTING PERSONS Harvest Management Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,155,634 Class A ordinary shares(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,155,634 Class A ordinary shares(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,155,634 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% of the total outstanding Class A ordinary shares(2) 1.3% of the total outstanding share capital(2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents 2,155,634 Class A ordinary shares represented by 1,077,817 ADSs directly held by Tongyi Investment Holdings Limited. Monarch Investment Holdings Limited is the sole shareholder of Tongyi Investment Holdings Limited. Harvest Management Holdings Limited is the sole shareholder of Monarch Investment Holdings Limited and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by Tongyi Investment Holdings Limited.

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

CUSIP No. 68247Q 102	Schedule 13D/A	Page 20 of 28 Pages

1		NAME OF REPORTING PERSONS Zhenxiang Huo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,155,634 Class A ordinary shares(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,155,634 Class A ordinary shares(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,155,634 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% of the total outstanding Class A ordinary shares(2) 1.3% of the total outstanding share capital(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

1.	Represents 2,155,634 Class A ordinary shares represented by 1,077,817 ADSs directly held by Tongyi Investment Holdings Limited. Monarch Investment Holdings Limited is the sole shareholder of Tongyi Investment Holdings Limited. Harvest Management Holdings Limited is the sole shareholder of Monarch Investment Holdings Limited. Mr. Zhenxiang Huo is the largest shareholder of and controls Monarch Investment Holdings. Mr. Huo may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by Tongyi Investment Holdings Limited.

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

CUSIP No. 68247Q 102	Schedule 13D/A	Page 21 of 28 Pages

1		NAME OF REPORTING PERSONS First Pharmacia International
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,690,562 Class A ordinary shares(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,690,562 Class A ordinary shares(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,690,562 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% of the total outstanding Class A ordinary shares(2) 5.2% of the total outstanding share capital(2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents 8,690,562 Class A ordinary shares represented by 4,345,281 ADSs directly held by First Pharmacia International.

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

CUSIP No. 68247Q 102	Schedule 13D/A	Page 22 of 28 Pages

1		NAME OF REPORTING PERSONS BVCF Realization Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,690,562 Class A ordinary shares(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,690,562 Class A ordinary shares(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,690,562 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% of the total outstanding Class A ordinary shares(2) 5.2% of the total outstanding share capital(2)
14		TYPE OF REPORTING PERSON (See Instructions) PN

1.	Represents 8,690,562 Class A ordinary shares represented by 4,345,281 ADSs directly held by First Pharmacia International. First Pharmacia International is the wholly-owned subsidiary of BVCF Realization Fund, L.P., which may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by First Pharmacia International.

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

CUSIP No. 68247Q 102	Schedule 13D/A	Page 23 of 28 Pages

1		NAME OF REPORTING PERSONS BVCF Realization Fund GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,690,562 Class A ordinary shares(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,690,562 Class A ordinary shares(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,690,562 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% of the total outstanding Class A ordinary shares(2) 5.2% of the total outstanding share capital(2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents 8,690,562 Class A ordinary shares represented by 4,345,281 ADSs directly held by First Pharmacia International. First Pharmacia International is the wholly-owned subsidiary of BVCF Realization Fund, L.P.. BVCF Realization Fund GP, Ltd. is the general partner of BVCF Realization Fund, L.P. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by First Pharmacia International.

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

CUSIP No. 68247Q 102	Schedule 13D/A	Page 24 of 28 Pages

1		NAME OF REPORTING PERSONS Zhi Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2€	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,690,562 Class A ordinary shares(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,690,562 Class A ordinary shares(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,690,562 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% of the total outstanding Class A ordinary shares(2) 5.2% of the total outstanding share capital(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

1.	Represents 8,690,562 Class A ordinary shares represented by 4,345,281 ADSs directly held by First Pharmacia International. First Pharmacia International is the wholly-owned subsidiary of BVCF Realization Fund, L.P.. BVCF Realization Fund GP, Ltd. is the general partner of BVCF Realization Fund, L.P.. Mr. Zhi Yang, as the sole director and sole shareholder of BVCF Realization Fund GP, Ltd., may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by First Pharmacia International.

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

CUSIP No. 68247Q 102	Schedule 13D/A	Page 25 of 28 Pages

1		NAME OF REPORTING PERSONS J.P. Morgan Trust Company of Delaware, as trustee of Hodge Mountain 2020 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 443,354 Class A ordinary shares(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 443,354 Class A ordinary shares(1)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,354 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% of the total outstanding Class A ordinary shares(2) 0.3% of the total outstanding share capital(2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents 443,354 Class A ordinary shares represented by 221,677 ADSs directly held by J.P. Morgan Trust Company of Delaware, as the trustee for and on behalf of Hodge Mountain 2020 Irrevocable Trust.

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

CUSIP No. 68247Q 102	Schedule 13D/A	Page 26 of 28 Pages

1		NAME OF REPORTING PERSONS Allied China Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,899,502 Class A ordinary shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,899,502 Class A ordinary shares(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,899,502 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% of the total outstanding Class A ordinary shares(2) 1.1% of the total outstanding share capital(2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents 1,899,502 Class A ordinary shares represented by 949,751 ADSs directly held by Allied China Investment Limited.

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

CUSIP No. 68247Q 102	Schedule 13D/A	Page 27 of 28 Pages

1		NAME OF REPORTING PERSONS Beijing Xinzhongli Meixin Equity Investment Center (Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,899,502 Class A ordinary shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,899,502 Class A ordinary shares(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,899,502 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% of the total outstanding Class A ordinary shares(2) 1.1% of the total outstanding share capital(2)
14		TYPE OF REPORTING PERSON (See Instructions) PN

1.	Represents 1,899,502 Class A ordinary shares represented by 949,751 ADSs directly held by Allied China Investment Limited, a subsidiary wholly-owned by Beijing Xinzhongli Meixin Equity Investment Center (Limited Partnership), which may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by Allied China Investment Limited.

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

CUSIP No. 68247Q 102	Schedule 13D/A	Page 28 of 28 Pages

1		NAME OF REPORTING PERSONS Beijing Xinzhongli Equity Investment Management Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,899,502 Class A ordinary shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,899,502 Class A ordinary shares(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,899,502 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% of the total outstanding Class A ordinary shares(2) 1.1% of the total outstanding share capital(2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents 1,899,502 Class A ordinary shares represented by 949,751 ADSs directly held by Allied China Investment Limited, a subsidiary wholly-owned by Beijing Xinzhongli Meixin Equity Investment Center (Limited Partnership). Beijing Xinzhongli Equity Investment Management Co., Ltd. is the general partner of Beijing Xinzhongli Meixin Equity Investment Center (Limited Partnership) and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by Allied China Investment Limited.

2.	Percentage calculated based on (i) 95,986,482 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2023 as set forth in the Form 20-F filed by the Issuer on April 28, 2023.

This Amendment No. 3 (this “Amendment”) to Schedule 13D (as so amended, this “Schedule 13D”) amends and supplements the Schedule 13D originally filed on September 9, 2022, as amended by Amendment No. 1 on October 31, 2022 and Amendment No. 2 on July 17, 2023 (the “Original Schedule 13D”) relating to the Shares of the Issuer. This Amendment No.3 amends Items 2, 4, 5, 6 and 7 as set forth below. Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Unless otherwise defined herein, capitalized terms used but not defined in this Schedule 13D have the respective meanings set forth in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2(a) is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Persons were previously parties to a joint filing agreement, dated July 17, 2023 (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to jointly file with the Commission the Schedule 13D and any and all amendments thereto. The Joint Filing Agreement was terminated by a Termination Agreement, dated February 27, 2024 (the “Termination Agreement”). The Termination Agreement is filed herewith as Exhibit 99.3 and is incorporated herein by reference. As a result of the matters described in this Amendment, certain Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares of the Issuer and is no longer required to file statements on Schedule 13D with respect to his, her or its beneficial ownership of the Shares of the Issuer. The other Reporting Persons will continue filing statements on Schedule 13D or Schedule 13G with respect to their respective beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On February 27, 2024, the Consortium provided a notice to the Issuer’s special committee of the board to formally terminate the negotiation of the Proposed Transaction. On the same date, each existing member of the Consortium entered into a termination agreement to terminate the Amended and Restated Consortium Agreement. References to the foregoing termination agreement is qualified in its entirety by reference thereto, which is attached hereto as Exhibit 99.24, and is incorporated herein by reference in its entirety.

Except as disclosed in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety with respect to each Reporting Person to read as follows:

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership of the Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by any other Reporting Persons. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by any other Reporting Person(s).

(c)       Except as set forth in Item 4, no transactions in any of the Shares or ADSs of the Issuer have been effected by the Reporting Persons during the past sixty days.

(d)       Except as set forth in this Item 5(a)-(b), to the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by the Reporting Persons.

(e)       Infinity Cosmo Limited and Ms. Xiaomei Michelle Song ceased to be the beneficial owners of Class B Ordinary Shares of the Issuer after Infinity Cosmo Limited transferred its 11,494,252 Class B Ordinary Shares to Mr. Gang Yu on September 25, 2023.

On February 27, 2024, each existing member of the Consortium entered into a termination agreement to terminate the Amended and Restated Consortium Agreement. As a result of the termination of the Amended and Restated Consortium Agreement, the participation of the existing members of the Consortium as members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended has been terminated and certain Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares of the Issuer and is no longer required to file statements on Schedule 13D with respect to his, her or its beneficial ownership of the Shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Persons’ response to Item 4 of this Amendment is incorporated by reference into this Item 6.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following exhibits:

Exhibit 99.3	Termination Agreement among the Reporting Persons, dated February 27, 2024
Exhibit 99.24	Termination Agreement by and among (i) Sunny Bay Global Limited, (ii) Junling Liu, (iii) Infinity Cosmo Limited, (iv) Gang Yu, (v) Shanghai Guosheng Capital Management Co., Ltd., (vi) 6 Dimensions Capital, L.P., (vii) 6 Dimensions Affiliates Fund, L.P., (viii) ClearVue YW Holdings, Ltd., (ix) ClearVue Partners, L.P., (x) Zall Capital Limited, (xi) Tongyi Investment Holdings Limited, (xii) First Pharmacia International, (xiii) J.P. Morgan Trust Company of Delaware, as trustee of Hodge Mountain 2020 Irrevocable Trust, (xiv) Morning Star Resources Limited, (xv) SAIF Partners (Nanjing) Equity Investment Fund (LP), (xvi) SAIF Partners (Nanjing) Hengzhun Venture Capital Fund (LP), (xvii) Allied China Investment Limited, (xviii) Shanghai Youwei Genilink Capital Management Limited, (xix) Vendavel Investment SPC acting on behalf of Global Opportunity Fund SP, (xx) Hangzhou Huazhi Capital lnvestment Management Co., Ltd. and (xxi) Suzhou Kunjie Venture Capital Partnership (Limited Partnership), dated February 27, 2024

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2024

Gang Yu

/s/ Gang Yu

Xiaomei Michelle Song

/s/ Xiaomei Michelle Song

[Signature Page to Schedule 13D/A]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2024

Infinity Cosmo Limited

By:	/s/ PANG Mun Wai
Name: Redpa Limited (represented by PANG Mun Wai)
Title: Director
Authorized signatory for and on behalf of
Infinity Cosmo Limited

[Signature Page to Schedule 13D/A]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2024

Junling Liu

/s/ Junling Liu

Sunny Bay Global Limited

By:	/s/ Junling Liu
Name: Junling Liu
Title: Director

[Signature Page to Schedule 13D/A]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2024

6 Dimensions Capital, L.P.

By:	/s/ Christina Chung
By: 6 Dimensions Capital GP, LLC, its General Partner
Name: Christina Chung
Title: Chief Financial Officer

6 Dimensions Affiliates Fund, L.P.

By:	/s/ Christina Chung
By: 6 Dimensions Capital GP, LLC, its General Partner
Name: Christina Chung
Title: Chief Financial Officer

6 Dimensions Capital GP, LLC

By:	/s/ Christina Chung
Name: Christina Chung
Title: Chief Financial Officer

[Signature Page to Schedule 13D/A]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2024

Lianyong Chen

/s/ Lianyong Chen

[Signature Page to Schedule 13D/A]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2024

ClearVue YW Holdings, Ltd.

By:	/s/ William Chen
Name: William Chen
Title: Director

ClearVue Partners, L.P.

By:	/s/ Harry Chi Hui
By: ClearVue Partners GP, L.P.
By: ClearVue Partners Ltd.
Name: Harry Chi Hui
Title: Director

ClearVue Partners GP, L.P.

By:	/s/ Harry Chi Hui
By: ClearVue Partners Ltd.
Name: Harry Chi Hui
Title: Director

ClearVue Partners Ltd.

By:	/s/ Harry Chi Hui
Name: Harry Chi Hui
Title: Director

Harry Chi Hui

/s/ Harry Chi Hui

[Signature Page to Schedule 13D/A]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2024

Zhi Yan

/s/ Zhi Yan

Zall Capital Limited

By:	/s/ Zhi Yan
Name: Zhi Yan
Title: Director

[Signature Page to Schedule 13D/A]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2024

Tongyi Investment Holdings Limited

By:	/s/ Jianmin Huo
Name: Jianmin Huo
Title: Director

Monarch Investment Holdings Limited

By:	/s/ Jianmin Huo
Name: Jianmin Huo
Title: Director

Harvest Management Holdings Limited

By:	/s/ Jianmin Huo
Name: Jianmin Huo
Title: Director

Zhenxiang Huo

/s/ Zhenxiang Huo

[Signature Page to Schedule 13D/A]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2024

First Pharmacia International

By:	/s/ Zhi Yang
Name: Zhi Yang
Title: Director

BVCF Realization Fund, L.P.

By:	/s/ Zhi Yang
On behalf of BVCF Realization Fund GP, Ltd. as its general partner
Name: Zhi Yang
Title: Director

BVCF Realization Fund GP, Ltd.

By:	/s/ Zhi Yang
Name: Zhi Yang
Title: Director

Zhi Yang

/s/ Zhi Yang

[Signature Page to Schedule 13D/A]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2024

J.P. Morgan Trust Company of Delaware
as the trustee for and on behalf of
Hodge Mountain 2020 Irrevocable Trust

By:	/s/ Tamika R. Gayle
Name: Tamika R. Gayle
Title: Vice President

[Signature Page to Schedule 13D/A]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2024

Allied China Investment Limited

By:	/s/ Song Yan
Name: Song Yan
Title: Director

Beijing Xinzhongli Meixin Equity Investment Center (Limited Partnership)
By its general partner
Beijing Xinzhongli Equity Investment Management Co., Ltd.

By:	/s/ Song Yan
Name: Song Yan
Title: Managing Director

Beijing Xinzhongli Equity Investment Management Co., Ltd.

By:	/s/ Song Yan
Name: Song Yan
Title: Managing Director

[Signature Page to Schedule 13D/A]